Exhibit 99.1

Alcon

For immediate release

Alcon, Inc. Subsidiary Announces Closing onSale
of Madrid, Spain Manufacturing Facility

HUNENBERG, Switzerland – November 6, 2003 – Alcon, Inc.‘s (NYSE:ACL) wholly owned subsidiary, Alcon CUSÍ, S.A., today completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE:AVO) for approximately $22 million. Alcon will realize a pre-tax gain of approximately $8 million from the sale, which has been incorporated into the company’s prior earnings guidance for the fourth quarter of 2003.

        AMO has committed to employ the facility’s entire related work force. The production of contact lens care products previously manufactured in Madrid has been transferred to the Alcon plant in Fort Worth, Texas.

        “The sale of this plant optimizes capacity levels, streamlines manufacturing and distribution operations, gains efficiencies and reduces total production costs for contact lens care solutions,” said Andre Bens, Ph.D., Alcon senior vice president, Global Manufacturing and Technical Support.

        Alcon is the world’s leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

_________________

        Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the completion of the sale of the Madrid plant. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

_________________

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com